May 4, 2011

BY EDGAR

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re: Dunkin’ Brands Group, Inc.

Ladies and Gentlemen:

On behalf of Dunkin’ Brands Group, Inc. (the “Company”) and pursuant to Regulation S-T under the Securities Act of 1933, as amended (the “Securities Act”), we are filing today via EDGAR a registration statement on Form S-1 (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended, relating to the registration of an aggregate of $400,000,000 of shares (the “Shares”) of the Company’s common stock, $.001 par value per share.

On April 29, 2011, the Company wired $46,440, which is payment of the fee required by Section 6(b) of the Securities Act to the account of the Securities and Exchange Commission (the “Commission”) at U.S. Bank in St. Louis, Missouri (Commission Acct. 152307768324). The Company’s CIK number is 0001357204. The Company has designated the wired funds as restricted. The Company certifies that it will not revoke the wire transfer, and that it has sufficient funds in its account to cover the amount of the filing fee.

The Company and J.P. Morgan Securities LLC, Barclays Capital Inc., Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., representatives of the underwriters (the “Representatives”), desire to commence a public offering of the Shares as soon as practicable. The cooperation of the staff of the Commission in reviewing the Registration Statement as soon as possible will be greatly appreciated. The Company and the Representatives may request acceleration of the effective date of the Registration Statement orally in accordance with Rule 461(a), and they have authorized us to confirm to you that they are aware of their obligations under the Securities Act.

Securities and Exchange Commission	- 2 -	May 4, 2011

Please direct any questions or comments regarding this filing to Craig E. Marcus at (617) 951-7802 or to me at (617) 951-7191. Thank you for your attention in this matter.

Very truly yours,

/s/ Ryan G. Schaffer

Ryan G. Schaffer

cc:	Craig E. Marcus
Richard Emmett, Esq.